UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HOT TOPIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

441339108

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6016

with a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441339108

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,177,675
	8.	Shared Voting Power 2,385,427
	9.	Sole Dispositive Power 1,177,675
	10.	Shared Dispositive Power 2,385,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 441339108

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 934,807
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 934,807
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441339108

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 132,443
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 132,443
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441339108

1.	Names of Reporting Persons BD Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,318,177
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,318,177
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441339108

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,563,102
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,563,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 441339108

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,313 (1)
	8.	Shared Voting Power 3,563,102
	9.	Sole Dispositive Power 23,313 (1)
	10.	Shared Dispositive Power 3,563,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,415 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Includes 16,968 shares of common stock that Mr. Becker has the right to acquire within 60 days pursuant to stock options to purchase shares of common stock of the issuer.

CUSIP No. 441339108

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,313 (1)
	8.	Shared Voting Power 3,563,102
	9.	Sole Dispositive Power 23,313 (1)
	10.	Shared Dispositive Power 3,563,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,415 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Includes 16,968 shares of common stock that Mr. Drapkin has the right to acquire within 60 days pursuant to stock options to purchase shares of common stock of the issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock of Issuer previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on September 2, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 21, 2010, Amendment No. 2 to the Schedule 13D filed on October 18, 2010 and Amendment No. 3 to the Schedule 13D filed on April 13, 2011 (as amended, the “Schedule 13D”). This Amendment No. 4 is being filed to report a change in beneficial ownership relating to the acquisition of shares of Common Stock of the Issuer by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(b) is hereby amended and restated in its entirety as follows:

“(b) The address of the principal business office of each of the Reporting Persons is c/o Becker Drapkin Management, L.P., 500 Crescent Court, Suite 230, Dallas, Texas 75201.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“The Becker Drapkin Funds have acquired an aggregate of 2,385,427 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of $13,571,440.36 (including commissions). The source of funds for the purchase of Common Stock was the general working capital of the Becker Drapkin Funds.

The Managed Account has acquired an aggregate of 1,177,675 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of $7,715,632.80 (including commissions). The source of funds for the purchase of Common Stock was the funds of the Managed Account.

Mr. Becker has acquired an aggregate of 6,345 shares of Common Stock and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 16,968 shares of Common Stock that may be acquired within 60 days of the date of the Schedule 13D pursuant to stock options, which are reported herein. The shares of Common Stock and related stock options were acquired in multiple awards from the issuer.

Mr. Drapkin has acquired an aggregate of 6,345 shares of Common Stock and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 16,968 shares of Common Stock that may be acquired within 60 days of the date of the Schedule 13D pursuant to stock options, which are reported herein. The shares of Common Stock and related stock options were acquired in multiple awards from the issuer.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and/or supplemented as follows:

“The description of the 2011 Option Grants in Item 6 is incorporated by reference into this Item 4.

The description of the 2012 RSU Agreements in Item 6 is incorporated by reference into this Item 4.

The description of the 2012 Option Grants in Item 6 is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.”

Item 5(b) is hereby amended and restated in its entirety as follows:

“(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds, the Managed Account, Mr. Becker and Mr. Drapkin are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by him (the “Becker Shares”). Mr. Becker disclaims beneficial ownership of the Drapkin Shares.

Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by him (the “Drapkin Shares”). Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and BD Partners I Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it (the “Becker Drapkin, L.P. Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and BD Partners I Shares.

BD Partners I, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it (the “BD Partners I Shares,” and together with the Becker Drapkin QP Shares and the Becker Drapkin, L.P. Shares, the “Becker Drapkin Funds Shares”). BD Partners I, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer held by the Managed Account (the “Managed Account Shares”). BD Management does not directly own any shares of Common Stock of the Issuer and disclaims beneficial ownership of the Becker Drapkin Funds Shares and the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by BD Management. BCA does not directly own any shares of Common Stock of the Issuer and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by BD Management.

As co-managing members of BCA, each of Messrs. Becker and Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by BCA. Each of Messrs. Becker and Drapkin disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.”

Item 5(c) is hereby amended and restated in its entirety as follows:

“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
09/12/2012	BD Partners I	22,378		$9.1156	(1)	Open Market
09/12/2012	BD Management	29,175		$9.1171	(1)	Open Market

(1)	Excluding commission of $0.03 per share.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and/or supplemented as follows:

“On June 7, 2011, each of Messrs. Becker and Drapkin, respectively, and the issuer entered into a Nonstatutory Stock Option Agreement (together, the “2011 Option Grants”), pursuant to which the issuer granted each of Messrs. Becker and Drapkin, respectively, the option to purchase 22,672 shares of Common Stock at an exercise price of $7.09 per share. Twenty-five percent of the stock options vested and became exercisable on June 7, 2012, and the remaining stock options vest and become exercisable in equal quarterly installments over three years from June 7, 2012.

On June 5, 2012, each of Messrs. Becker and Drapkin, respectively, and the issuer entered into a Restricted Stock Agreement (together, the “2012 RSU Agreements”), pursuant to which the issuer granted each of Messrs. Becker and Drapkin, respectively, 2,626 unvested shares of restricted stock, which are subject to forfeiture and restrictions. Such forfeiture right will lapse on the earlier of (i) June 5, 2013 or (ii) the date of the next annual shareholders meeting of the issuer.

On June 5, 2012, each of Messrs. Becker and Drapkin, respectively, and the issuer entered into a Nonstatutory Stock Option Agreement (together, the “2012 Option Grants”), pursuant to which the issuer granted each of Messrs. Becker and Drapkin, respectively, the option to purchase 16,350 shares of Common Stock at an exercise price of $9.52 per share. Twenty-five percent of the stock options vest and become exercisable on June 5, 2013, and the remaining stock options vest and become exercisable in equal quarterly installments over three years from June 5, 2013.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.10, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Power of Attorney, dated September 14, 2012 (furnished herewith)

99.1	Group Agreement, dated August 24, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 2, 2010 by the Reporting Persons with the Commission)

99.2	Agreement, dated September 19, 2010, by and among Hot Topic, Inc.; Steven R. Becker; Matthew A. Drapkin; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners I, L.P.; and BC Advisors, LLC (incorporated by reference from Exhibit 1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 21, 2010 by the Reporting Persons with the Commission)

99.3	Group Termination Agreement, dated September 19, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (incorporated by reference from Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 21, 2010 by the Reporting Persons with the Commission)

99.4	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.5	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 2 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.6	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 3 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.7	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 4 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.8	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 5 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.9	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 6 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.10	Joint Filing Agreement, dated September 14, 2012, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners I, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS I, L.P

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Power of Attorney, dated September 14, 2012 (furnished herewith)

99.1	Group Agreement, dated August 24, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 2, 2010 by the Reporting Persons with the Commission)

99.2	Agreement, dated September 19, 2010, by and among Hot Topic, Inc.; Steven R. Becker; Matthew A. Drapkin; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners I, L.P.; and BC Advisors, LLC (incorporated by reference from Exhibit 1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 21, 2010 by the Reporting Persons with the Commission)

99.3	Group Termination Agreement, dated September 19, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (incorporated by reference from Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 21, 2010 by the Reporting Persons with the Commission)

99.4	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.5	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 2 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.6	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 3 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.7	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 4 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.8	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Steven R. Becker (incorporated by reference from Exhibit 5 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.9	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin (incorporated by reference from Exhibit 6 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed October 15, 2010 by the Reporting Persons with the Commission)

99.10	Joint Filing Agreement, dated September 14, 2012, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners I, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)